Exhibit 12.2
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Year ended December 31, (in millions, except ratios)	2008
Excluding interest on deposits
Income before income tax expense and extraordinary gain	$2,773

Fixed charges:
Interest expense	19,693
One-third of rents, net of income from subleases (a)	507

Total fixed charges	20,200

Add: Equity in undistributed loss of affiliates	623

Income before income tax expense and extraordinary gain and fixed charges, excluding capitalized interest	$23,596

Fixed charges, as above	$20,200

Preferred stock dividends (pre-tax)	803

Fixed charges including preferred stock dividends	$21,003

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.12

Including interest on deposits
Fixed charges including preferred stock dividends, as above	$21,003
Add: Interest on deposits	14,546

Total fixed charges including preferred stock dividends and interest on deposits	$35,549

Income before income tax expense and extraordinary gain and fixed charges, excluding capitalized interest, as above	$23,596
Add: Interest on deposits	14,546

Total income before income tax expense and extraordinary gain, fixed charges and interest on deposits	$38,142

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.07

(a)	The proportion deemed representative of the interest factor.